Designated Filer:	Point72 Asset Management, L.P.
Issuer & Ticker Symbol:	Build-A-Bear Workshop, Inc. [BBW]
Date of Event Requiring Statement:	May 22, 2017

Explanation of Responses:

1.  Pursuant to certain investment management agreements, Point72 Asset Management, L.P. (“Point72 Asset Management”) has or shares a pecuniary interest in securities held by certain investment funds it manages.  Point72 Capital Advisors, Inc. is the general partner of Point72 Asset Management.  Mr. Cohen is the sole shareholder of Point72 Capital Advisors, Inc. and the owner, indirectly through certain holding companies wholly-owned by Mr. Cohen, of all of the limited partnership interests of Point72 Asset Management.
2. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person's pecuniary interest therein.  This filing shall not be deemed an admission that the Reporting Persons are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of any securities reported herein for purposes of Section 16 of the Exchange Act or otherwise.
3.  The price reported in Column 4 is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $10.80 to $10.90, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (3) and (4) to this Form 4.
4.  The price reported in Column 4 is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $10.50 to $10.70, inclusive.